Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: New Starship Parent, Inc.

Subject Company: FTAC Olympus Acquisition Corp.

Payoneer®

Connecting Today's Borderless World

INVESTOR PRESENTATION

May 2021

Please see our SEC filings under "New Starship Parent, Inc." for the most up to date information.

20

Disclaimers

Information Subject to Change

The information, including financial information, contained herein has not been finalized and is subject to change. This confidential presentation was prepared exclusively for the benefit and internal use of the party to whom it is directly addressed and delivered in connection with the evaluation of a potential transaction (the "Business Combination") between FTAC Olympus Acquisition Corporation ("FTOC") and Payoneer Inc. ("Payoneer"). Any further distribution or reproduction of this presentation, in whole or in part, or the divulgence of any of its contents, is unauthorized. By accepting the presentation, each recipient agrees to maintain the confidentiality of the information contained herein in accordance with the confidentiality undertaking previously provided to FTOC. To the fullest extent permitted by law, in no circumstances will Payoneer or FTOC or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Payoneer nor FTOC has independently verified the data obtained from these sources and cannot assure you of the data's accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Payoneer or the proposed Business Combination, and none of FTOC, the Company or their respective affiliates or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this presentation, and the recipient disclaims any such representation or warranty. Viewers of this presentation should each make their own evaluation of Payoneer and of the relevance and adequacy of the information and should make such other investigations as they deem necessary.

This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of FTOC, Payoneer or any of their respective affiliates. Any such solicitation will be conducted pursuant to a proxy statement or registration statement (the "Proxy Statement") filed by FTOC, Payoneer and/or their respective affiliates with the Securities and Exchange Commission. You should not construe the contents of this presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make any decision.

Forward-Looking Statements

Certain statements in this presentation may be considered "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or FTOC's or the Company's future financial or operating performance. For example, projections of future Volume, Revenue, and Operating Income are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expect," "intend," "will," "estimate," "anticipate," "believe," "predict," "potential" or "continue," or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by FTOC and its management, and Payoneer and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination; (2) the outcome of any legal proceedings that may be instituted against FTOC, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of FTOC, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet the Nasdaq's listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Payoneer as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Payoneer or the combined company may be adversely affected by other economic, business and/or competitive factors; (11) Payoneer's estimates of its financial performance; and (12) other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in FTOC's Prospectus dated August 25, 2020 filed with the Securities and Exchange Commission on August 26, 2020, the section entitled "Risk Factors" in FTOC's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, as well as any further risks and uncertainties to be contained in the Proxy Statement filed after the date hereof.

Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither FTOC nor the Company undertakes any duty to update these forward-looking statements.

Financial Information; Non-GAAP Financial Measures

The financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in any proxy or may be presented differently in any proxy statement or registration statement to be filed by FTOC with the SEC. The "Pro Forma" financial data included herein has not been prepared in accordance with Article 11 of the SEC's Regulation S-X, is presented for informational purposes only and may differ materially from the Regulation S-X compliant unaudited pro forma financial statements of Payoneer to be included in the Proxy Statement in connection with the proposed Business Combination (when available). In addition, all historical financial information included herein is preliminary and subject to change pending finalization of the audits of Payoneer as of and for the years ended December 31, 2019 and 2018 in accordance with PCAOB auditing standards. Except as otherwise noted, all references herein to full-year periods refer to Payoneer's fiscal year, which ends on December 31.

Some of the financial information and data contained in this presentation, such as Adjusted Revenue has not been prepared in accordance with United States generally accepted accounting principles ("GAAP"). Payoneer defines Adjusted Revenue as Revenue less revenue from two travel marketplaces and interest income.

2

Disclaimers (cont.)

Payoneer uses these non-GAAP measures to compare Payoneer's performance to that of prior periods for budgeting and planning purposes. FTOC and Payoneer believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Payoneer's results of operations. Payoneer's method of determining these non-GAAP measures may be different from other companies' methods and, therefore, may not be comparable to those used by other companies and Payoneer does not recommend the sole use of these non-GAAP measures to assess its financial performance. Payoneer management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Payoneer's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. You should review Payoneer's financial statements, which will be included in the Proxy Statement in connection with the proposed Business Combination (when available), and not rely on any single financial measure to evaluate Payoneer's business.

Other companies may calculate Adjusted Revenue differently, and therefore Payoneer's Adjusted Revenue may not be directly comparable to similarly titled measures of other companies.

See the Appendix for a description of these non-GAAP measures and a reconciliation of the historic measures to Payoneer's most comparable GAAP financial measures.

This presentation contains financial forecasts of Payoneer, namely, Payoneer's Revenue and Operating Income for 2020 to 2022, and Adjusted Revenue for 2020. Neither Payoneer's independent auditors, nor the independent registered public accounting firm of FTOC, audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections should not be relied upon as being necessarily indicative of future results. The projected financial information contained in this presentation constitutes forward-looking information. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See "Forward-Looking Statements" above. Actual results may differ materially from the results contemplated by the projected financial information contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved.

Industry and Market Data.

In this presentation, FTOC relies on and refers to certain information and statistics obtained from third-party sources which it believes to be reliable, including reports by market research firms. Neither FTOC nor Payoneer has independently verified the accuracy or completeness of any such third-party information.
This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners.

Certain information in this presentation has been updated as of May 20, 2021.

Payoneer 3

Who We Are:

Global payment and commerce-enabling platform powering growth for millions of digital businesses

Our Mission:

Democratize access to financial services and drive growth for digital businesses of all sizes from around the world

Payoneer 4

Payoneer At a Glance

Payoneer Team Locations | New Planned Locations

"Payoneer has been our passport for global growth."
Tophatter

5M+
Marketplaces, Enterprises and SMBs[1][2]

190+
Countries & Territories[2]

$44.4B
2020 Volume

$345.6M
2020 Revenue

1. Customer count includes all customers since launch and excludes the end customers of Payoneer's Enterprise GBT clients.
2. As of December 31, 2020.

5

The Power of Our Platform

We connect and monetize two-sided networks

We provide global connectivity with localized capabilities

We have a robust and scalable compliance, risk & regulatory infrastructure

We combine modern technology and global service to drive growth for our customers

We have a trusted, recognized brand across both the developed and emerging world

6

We Connect and Monetize Two-Sided Networks

Marketplaces
Access New Markets
Ensure Global Compliance
Omni-Channel Commerce
Streamline B2B Payments
Drive Global Growth
Partners
Data
Risk Management
Payoneer
Security
Flexible Technology
SMBs
Attract New Customers
Access Growth Capital
Act Local Globally
In-Network Instant Payments
Find New Partners
Banks

Payoneer delivers 200%+ more volume retention[1]

1. Compared to white label bank payments for same marketplaces.

Payoneer 7

We Make Global Business Local

Russia
UK
Europe
North & Central America
Asia
China
Middle East
SE Asia
South America
Africa
Australia

REACH
190+
Countries & Territories(1)

SCALE
7,000+
Trade Corridors(1)

HARD TO REPLICATE
15+
Years to Build

"What I love about Payoneer is the freedom I have to use it all over the world."
Eliana - Argentina - SMB

1. As of December 31, 2020.

Payoneer 8

Our Foundation: Robust Technology, Risk & Compliance Infrastructure

Global Banking Infrastructure
- Smart Routing platform
- Redundancy in over 100 countries[1]
- 100+ countries local clearing[1]

Global Operations
- Localized global account management
- Dozens of languages supported
- Scaled regional operations

Data & Machine Learning
- Lifetime value and churn prediction
- Fraud management and Working Capital underwriting models
- CRM indicators and success measurement

Regulatory Infrastructure
- Regulated across key markets including US, Europe, Hong Kong, Japan, Australia[1]
- Licensed MasterCard issuer
- Comprehensive AML program

Risk & Compliance
- Global SMB onboarding & underwriting
- 300k applications monthly[2]
- Unique risk management capabilities

Secure, Scaled Technology
- Robust cybersecurity
- API access across platform
- Accounting/ERP/Partner integrations

Payoneer

1. As of December 31, 2020.
2. Based on an average of monthly applications from January 2020 to December 2020.

Payoneer 9

Comprehensive Product Suite

- Global Payments
- Multi-Currency Account
- Physical & Virtual Cards
- B2B AP / AR
- Working Capital
- Merchant Services
- Compliance & Risk Services
- Tax Solutions
- Green Channel

Payoneer 10

Simple Global Payments for Marketplace Ecosystems

Payoneer works with 9 of the top 20 most valuable companies in the world[1]

Streamlined Global Mass Payments

Payoneer

API Integration for Onboarding and Payment Flows

"Payoneer provides the best-in-class support to Shopee's one stop cross-border seller solution."
Shopee

- PAYONEER ACCOUNT
- MOBILE WALLET
- LOCAL BANK TRANSFER
- BANK WIRE
- PAPER CHECK
- PHYSICAL AND VIRTUAL CARDS

Global Collections for Marketplace SMBs

1. As of December 31, 2020, based on market capitalization from CapitalIQ.

Payoneer 11

B2B AP / AR Momentum Demonstrates Ability to Extend the Platform

B2B AP / AR

Localizing Global Payments for Exporters and Importers

Invoice
Seller
Buyer
Payment into Multi-Currency Account

Volume

140%+ YoY Volume Growth in 2020(1)
$1,000
$800
$600
$400
$200
-
($ in mm)
Q1'17
Q2'17
Q3'17
Q4'17
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20

"Payoneer has solved all my business issues regarding payment, which makes it really easy to operate globally."

Jorge - Spain - SMB

1. Year over year volume growth is based on 2019 and 2020 calendar year.

Payoneer 12

Payoneer – Beyond Payments

US Marketplace

Customer Profile

$1bn+ annual volume(1),
60%+ CAGR(2)

MARKETPLACES

Payoneer Value

- Mass Payouts
- Tax Solutions
- Compliance

NEW IN 2020

- Mexico Marketplace

NEW OPPORTUNITIES

- Working Capital
- Green Channel
- Trust Services
- Merchant Services

SMB in Hong Kong

Customer Profile

$100mm+ annual volume(1),
50%+ CAGR(3)

MARKETPLACES

Payoneer Value

- Global Payments
- B2B AP / AR
- Global Multi-Currency Account
- Tax Solutions

NEW IN 2020

- Working Capital
- Green Channel

NEW OPPORTUNITIES

- Merchant Services
- Digital Purchasing Card
- AP Payments to Suppliers

1. For each of the years ended December 31, 2019 and 2020.
2. Two-year Volume CAGR between 2018A and 2020F.
3. Four-year Volume CAGR between 2016A and 2020F.

Payoneer 13

Why We Win

Payoneer ADVANTAGES

- Global brand with presence across 190+ countries[(1)]
- Broad ecosystem of SMBs, marketplaces and partners with powerful network effects
- Leading infrastructure and product platform built over 15+ years
- Deep risk management and compliance expertise
- Extensible and scalable business model

LANDSCAPE

- Global Digital Payment Providers
- Local Niche Players
- Large Banks

1. As of December 31, 2020.

Payoneer 14

We Go To Market Globally with a Trusted, Empowering Global Brand

The Payoneer Brand

Payoneer
Brand is trusted and represents empowerment and connectivity

Global & Local Teams

Payoneer

Local teams, global marketing platform, enable close engagement with customers

Connecting Marketplaces & SMBs

Connect marketplaces, partners and SMBs at events all over the world to engage, learn and grow

Network Effects

Strong network effect across marketplaces, partners, customers and affiliates drives low-cost customer acquisition

Payoneer
Payoneer
Payoneer
Payoneer

In the Top 1,000 Most Trafficked Websites in the World[(1)]

1. Payoneer's Alex Rank is 915 as of January 11, 2021 based on 90-Day Average Global Internet Traffic - https://www.alexa.com/siteinfo/payoneer.com

Payoneer 15

Driving Powerful Network Effects...

Strong Network Effects Powering Our Customer Acquisition

Payoneer
Platform
More Data
More Volume
More Clients
More Customers
Marketplaces
Enterprises
SMBs

Proven Out by Our Rapid Acceleration of New Customer Additions[1]

7x
Increase in size of new cohorts[2]
2011A
2012A
2013A
2014A
2015A
2016A
2017A
2018A
2019A
2020F

1. Ending Q4-2020.
2. Over the period starting 2014 and ending 2020.

Payoneer 16

...And Resulting in Strong Volume Cohort Performance and Highly Attractive Unit Economics

2020 Volume[1]

~426x Volume[1] Growth from 2009-2020
2020F Cohort
2019 Cohort
2018 Cohort
2017 Cohort
2016 Cohort
2015 Cohort
2014 Cohort
Pre 2014 Cohort
2009A
2010A
2011A
2012A
2013A
2014A
2015A
2016A
2017A
2018A
2019A
2020F

>100%
Net Volume Retention[2]

<12 months
Payback Period[3]

1. SMB cohort Volume.
2. As of 2020 - Net Retention = Current period Volume from existing customers / prior period Volume from existing customers.
3. For 2019 cohort.

17

A Multi-Pronged Strategy to Deliver Sustained Growth

Leverage Market Momentum & Scale

Extend Leadership with Marketplace Ecosystems

Expand Ecosystem

Accelerate Strategic and Channel Partnerships

Product Extension

Ramp Merchant Services, Working Capital & Card Growth Platforms

Investment in Product & Infrastructure

Inorganic Growth

Pursue Targeted, Strategic M&A

optile

Acquired 2020

Payoneer 18

Secular Tailwinds & Innovative Product Offering Drive Top-Line Growth

Volume ($ in bn)

38% CAGR
$14
$22
$29
$44
$64
$85
2017A
2018A
2019A
2020A
2021P
2022P

% YoY Growth	2017A	2018A	2019A	2020A	2021P	2022P
		57%	35%	53%	44%	33%

Revenue ($ in mm)

25% CAGR
$215
$260
$318
$346
$432
$540
2017A
2018A
2019A
2020A
2021P
2022P

% YoY Growth	2017A	2018A	2019A	2020A	2021P	2022P
		21%	22%	9%	25%	25%

Adjusted Revenue YoY growth rate of 31%[1]

1. Adjusted Revenue is defined as Revenue less Revenue from two travel marketplaces and interest income. Adjusted Revenue YoY growth rate of 31% in 2020A is based on 2019A and 2020A Revenue of $318mm and $346mm, respectively, less Revenue of $74mm and $27mm for 2019A and 2020A, respectively, attributable to two travel marketplaces and interest income. See Appendix for reconciliation.

Payoneer

19

Strong Q1'21 Results

Volume increased 61% to $13.3 billion compared to $8.3 billion in Q1'20. Adjusted volume[1] increased 67%.

Surpassed $100 million in quarterly revenue for the first time. Revenue increased 23% to $100.6 million compared to $82.0 million in Q1'20. Adjusted revenue [1] increased 46%.

Transaction costs declined to 20% of revenue from 30% of revenue in Q1'20, in part impacted by $4.2 million in non-recurring incentive benefits. Without the non-recurring incentive benefits, transaction costs would have dropped to 24% of revenue.

Net loss improved 53% to $3.5 million from $7.5 million in Q1'20.

Adjusted EBITDA [1] increased 140% to $7.8 million from $3.3 million in Q1'20.

Announced new partnerships with Mastercard and eBay.

Strong momentum across all our growth drivers (B2B, Working Capital, Merchant Services, Commercial Card, Payoneer for Banks).

[1] Reconciliation of non-GAAP to GAAP results are provided at the end of this presentation

Payoneer 20

Key Investment Highlights

Massive Addressable Market with Strong Tailwinds

Robust Global Platform, Brand, Product Suite and Network Effects Create Sustainable Competitive Advantage

Compelling Unit Economics and Business Model

Multi-Pronged Growth Strategy Builds on Accelerating Momentum

Proven Team With Demonstrated Ability to Drive Growth and Shareholder Value While Managing Risk

Payoneer 21

Reconciliation to Adjusted Revenue

($ in mm)	Year ended December 31			
	2017A	2018A	2019A	2020A
Revenue	$215	$260	$318	$346
(-) Revenue Attributable to Two Travel Marketplaces and Interest Income	(27)	(49)	(74)	(27)
Adjusted Revenue	**$188**	**$211**	**$244**	**$319**

Payoneer

23

Q1'21 Non-GAAP to GAAP Reconciliation

PAYONEER INC.
RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA (UNAUDITED)
(U.S. dollars in thousands)

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Net income (loss)	$ (3,508)	$ (7,479)
Depreciation and amortization	4,677	4,166
Income tax	1,731	2,573
Financial expenses, net	622	1,803
Non-GAAP EBITDA	**3,522**	**1,063**
Share in losses of associated company	6	22
Stock based compensation expenses [(1)]	4,297	2,178
Non-GAAP Adjusted EBITDA	**$ 7,825**	**$ 3,263**

[(1)] Represents non-cash charges associated with stock-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of our compensation strategy.

PAYONEER INC.
RECONCILIATION OF VOLUME TO ADJUSTED VOLUME (UNAUDITED)
(U.S. dollars in millions)

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Volume	$ 13,342	$ 8,300
Volume from two major Travel Marketplaces	911	853
Adjusted Volume	**$ 12,431**	**$ 7,447**

PAYONEER INC.
RECONCILIATION OF REVENUES TO ADJUSTED REVENUES (UNAUDITED)
(U.S. dollars in thousands)

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
GAAP Revenues	$ 100,606	$ 81,959
Revenue from two major Travel Marketplaces	2,909	12,043
Interest income	503	3,455
Non-GAAP Adjusted Revenues	**$ 97,194**	**$ 66,461**

Payoneer 24

Risk Factors (1/6)

Certain factors may have a material adverse effect on our business, financial condition, and results of operations. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occurs, our business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of our common stock following the business combination could decline, and you could lose part or all of your investment.

1. Our business depends on a strong and trusted brand, and failure to maintain and protect our brand, or damage to our reputation, or the reputation of our partners, could adversely affect our business, financial condition or results of operations
2. Our success depends on our ability to develop products and services to address the rapidly evolving market for payment services and if we are not able to implement successful enhancements and new features for our products and services, we could lose customers or have trouble attracting new customers, and our ability to grow may be limited
3. Substantial and increasingly intense competition in the worldwide financial services and payments industry, including on pricing and payment alternatives, could adversely affect our margins, business and results of operations. Competitive activity by our partners and clients that insource payment services or directly compete against our services could adversely affect our business
4. We are dependent upon consumers' and merchants' continued and unimpeded access to the internet, and upon their willingness to use the internet for commerce
5. Declines in ecommerce utilization generally, including as a result of the recovery of brick-and-mortar sales following the COVID-19 pandemic, could have a material adverse effect on our business, financial condition and our results of operations and financial condition

Payoneer 26

Risk Factors (2/6)

6. Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise, or disruption of our services, could expose us to liability and/or damage our reputation
7. Failure to protect, enforce and defend our intellectual property rights, may diminish our competitive advantages or interfere with our ability to market and promote our products and services. We use open-source software and may be subject to claims from licensors related to ownership and use rights
8. Our products and services may not function as intended due to errors in our or our third-party providers' software, hardware, and systems, product defects, or due to security breaches or human error in administering these systems, which could materially and adversely affect our business
9. Our systems and our third-party providers' systems may be subject to system failures or capacity constraints and, resulting interruptions in the availability of our platform, products, or services, including the accessibility of our solutions through mobile devices, could harm our business
10. Because we rely on third parties to provide services, we could be adversely impacted if they fail to fulfill their obligations or if our arrangements with them are terminated and suitable replacements cannot be found on commercially reasonable terms or at all
11. From time to time we are subject to various legal proceedings which could adversely affect our business, financial condition or results of operations
12. Our risk management framework, including our counterparty risk management, may not be fully effective in mitigating our risk exposure against all types of risks

Payoneer 27

Risk Factors (3/6)

13. The failure to attract and retain key personnel could have a material adverse effect on our business
14. Acquisitions, joint ventures or other strategic transactions create certain risks and may adversely affect our business, financial condition or results of operations
15. We are subject to risks relating to the availability of capital for our Working Capital products, as well as risk of losses relating to our Working Capital products
16. Our business is subject to extensive government regulation and regulatory oversight, as well as extensive, complex, overlapping, and frequently changing rules, regulations, and legal interpretations. Failure to comply with these rules and regulations, or adjust to changes thereof, may result in enforcement actions by regulatory bodies, including improvement orders, fines or the loss of a license to provide services in the jurisdictions we provide services from, which may prevent us from serving customers in certain countries or offering certain services in certain countries, and could materially harm our business
17. Our results of operations may be adversely affected as a result of any decrease in revenue from customers operating in China as a result of regulatory changes or occurrences under other risk factors discussed herein. As a significant portion of our revenue is generated from China, any negative impact to our ability to serve customers based in China could exacerbate the other risks set forth herein
18. Our business is subject to complex and evolving regulations and oversight, including in relation to privacy and data protection. Failure to comply with applicable data protection laws and regulations could subject us to fines and reputational harm
19. If we fail to comply with the applicable rules and policies of the payment network card schemes or the terms of a payment network card scheme license, they could seek to fine us, suspend us or terminate our participation license, which could adversely affect our business
20. Our results of operations may be adversely affected by changes in foreign currency exchange rates

Payoneer 28

Risk Factors (4/6)

21. If we fail to comply with the applicable requirements of our counterparty financial institutions and banking partners, they could seek to suspend or terminate our accounts, which could adversely affect our business
22. We depend on counterparty financial institutions and payment service providers to support our operations. If one or more of our counterparty financial institutions or payment service providers default on their financial or performance obligations to us, change their business strategy or requirements, become subject to regulatory action, or fail, our results of operations and financial condition may be adversely affected and we may incur significant losses
23. Failure to effectively deal with bad, fraudulent or fictitious transactions and material internal or external fraud could negatively impact our business
24. Use of our payments services for illegal purposes could harm our business
25. Changes and evolving requirements in tax laws or their interpretation, including as applied to us and our customers, could adversely affect our business
26. Any factors that reduce cross-border trade or cross-border digital commerce, make such trade or commerce more difficult or diminish e-commerce sales and/or limit activity of ecommerce marketplaces could harm our business
27. Our failure to manage our customer funds properly could harm our business

Payoneer 29

Risk Factors (5/6)

28. Our business may be adversely affected by geopolitical and other risks associated with global operations. As we continue to expand internationally, including within emerging markets, we may become more susceptible to these risks. A significant number of our employees, including certain management members, are employed under our Israeli subsidiary, and accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. An occurrence of a natural disaster, widespread health epidemic, war or other outbreaks could have a material adverse effect on our business, financial condition and results of operations. For example, in the first two quarters of 2020, as a result of the COVID-19 pandemic, travel-related commerce significantly declined
29. The extent to which the COVID-19 pandemic and measures taken in response thereto impact our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted
30. Failure to comply with anti-money laundering, economic and trade sanctions regulations and similar laws, could subject us to penalties and other adverse consequences
31. We depend on technical systems that are dependent on timely adjustment to changing sanctions regulations and laws
32. If we are unable to renew client contracts at favorable terms or we lose significant clients, or if an ecommerce marketplace were to prevent our customers from using our services to get payment from such marketplace, our results of operations and financial condition may be adversely affected. For example, customers that use our platform to receive payments from Amazon marketplaces around the world generate a significant portion of our revenue and accordingly, should Amazon change its requirements or impose restrictions on sellers on its platform, our financial condition and results of operations may be adversely impacted

Payoneer 30

Risk Factors (6/6)

33. As our revenue has increased, our growth rate has slowed at times in the past and may slow or decline in the future. Future revenue growth depends on our ability to retain existing customers, attract new customers, and increase sales to both new and existing customers
34. Following the completion of the business combination, the price of our common stock could decline if securities analysts do not publish research or if securities analysts or other third parties publish inaccurate or unfavorable research about us
35. Following the completion of the business combination, future sales of our common stock, or the perception that such sales may occur, could depress our common stock price
36. If we fail to implement and maintain effective internal controls over financial reporting, we may be unable to accurately or timely report our financial condition or results of operations, which may adversely affect our business
37. Our management team has limited experience managing a public company
38. We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices

Payoneer 31

VIAVID

communications simplified.

Payoneer

16th Annual Needham Virtual Technology & Media Conference Call

C O R P O R A T E   P A R T I C I P A N T S

Mayank Tandon, FinTech Analyst, Needham & Company LLC

Scott Galit, Chief Executive Officer, Payoneer

P R E S E N T A T I O N

Mayank Tandon

Good afternoon everybody. My name is Mayank Tandon. I'm the FinTech Analyst at Needham. I'd like to welcome Scott Galit, the CEO from Payoneer, to our conference. Scott's going to run through a presentation, and then we'll do some Q&A at the end.

Scott, the floor is all yours.

Scott Galit

Great. Thank you so much, Mayank. It's a pleasure to be here and I look forward to talking with everybody.

I'm Scott Galit, the CEO of Payoneer. I joined Payoneer in 2010, because I really couldn't believe what at the time was this little FinTech company, Payoneer, sat in the middle of so many of the trends that I find so compelling. The growth of e-commerce, the digitization of B2B payments, small businesses being underserved, the increasing importance of marketplaces to digital commerce, emerging markets growth accelerating, the growth of cross-border commerce, and even back then the flexible global workforce. And now, it's 10 years later and Payoneer isn't so small anymore. But maybe what's amazing is that actually those trends are still some of the most powerful and enduring trends that we see in the world; and Payoneer's focus and purpose hasn't changed since I got here, which is to be a leading global payment and commerce-enabling platform that enables anyone from anywhere to build and grow a digital business.

We have built a scaled global business that really covers the whole world, from San Francisco to Shanghai to Sydney and lots of places in between. We help millions of marketplaces, enterprises and small businesses from over 190 countries, who in 2020 transacted more than $44 billion and generated over $345 million in revenues. The scale is obvious. And we've built an amazing platform over the past 15 years. It was very hard to build, and it's even harder to replicate.

There are powerful network effects in our business. We connect together marketplaces and sellers, buyers and suppliers, and the core value proposition, even from the very beginning, was our global coverage and connectivity with localized capabilities: connect once to Payoneer and get the whole world. We have built a robust compliance, risk and regulatory infrastructure. We are a high tech, high touch business with a scaled platform with modern APIs, mobile and machine learning infrastructure, a broad product suite, and also a global team that works closely and locally with customers around the world, all focused on helping them grow.

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All of this is built on a trusted, recognized global brand, which is what connects it all together. We don't sell infrastructure, but we serve our customers around the world from a unique scaled, proven platform that we have built piece by piece, step by step, supporting our customers as a market leader for the past 15 years.

As I mentioned, we have network effects all over our business: marketplaces and small business, buyers and suppliers, banks and digital businesses, to name just a few. And it actually creates unique value for our customers to be part of the Payoneer network, whether it be a marketplace, a small business, a bank or a partner.

Let me give you an example of our network effects.

Our first major marketplace was a freelance marketplace that needed to pay programmers, and Payoneer, as I mentioned, helped them cover the whole world. Once those freelancers started to use Payoneer to get paid, they started to ask Payoneer if we could help them get paid on other marketplaces where they were selling. They also started to ask those other marketplaces if they could add Payoneer to their platforms. And on and on this has gone over the years, creating a unique network of participants that are interconnected and intertwined on our platform.

We also cultivate network effects with our services. For example, a buyer and a supplier can invite each other to join our platform, and once both are on our platform, they can pay each other in near real time anywhere in the world through Payoneer. The Payoneer network really offers differentiated value for marketplaces and marketplace sellers. Payoneer's small business customers generate 200% higher volume retention than sellers on the same marketplace, getting paid directly into their bank account: tangible, measurable benefits that Payoneer is able to bring to both sides of the network. And all of this contributes to low-cost customer acquisition for Payoneer and actually enables more commerce to happen more efficiently for our customers. We also have the opportunity to generate revenues from both sides of our networks.

One of the most exciting things we do is make global business local. We connect to over 190 countries on our platform. We supported over 7,000 unique trade corridors last year, really connecting the whole world together, making it possible for a seller to be local wherever their buyers are and for buyers to pay locally even when they're doing business globally. All of this actually reduces friction and accelerates the velocity of commerce.

And all of this is built on a strong foundation. It's really hard to bring all of this together. We've built several key pillars that underpin everything we do for our customers, like our global banking infrastructure with more than 80 banks and payment partners, giving us local clearing and redundancy in over 100 countries, all operated by our smart routing platform. We're regulated in key markets around the world, and we're a licensed MasterCard issuer. We have a compliance infrastructure that enables us to manage more than 300,000 applications on a monthly basis from over 190 countries. This is not trivial. We literally win deals because marketplaces sometimes need us to perform KYC on the small businesses that they're looking to onboard to their marketplace.

And data, which is another huge asset. One of the benefits of an industry leader is access to more data that can be leveraged for unique insights to help their customers and help their business. Our unique data and machine learning infrastructure enables us to assess lifetime value, manage risk and underwrite customers for working capital, all of which brings us even more data.

And we build on this strong foundation a growing set of services for our customers, both large and small, making it possible for them to pay and get paid globally as easily as locally, managing the whole world through a single global multi-currency account, and accessing a broad suite of tools they need in order to grow, like cards to pay their suppliers; green channel, which connects them to new sales channels; tax solutions and more. We listen very carefully to our customers. We care deeply about solving for their needs.

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I'm going to give you now a couple of examples of some use cases to give you a better idea of how this works.

First, marketplace ecosystems. We built services to enable marketplaces to pay all their sellers everywhere in the world and to enable any small business from anywhere in the world to get paid globally. Marketplaces with global sellers have big challenges figuring out how to onboard international sellers, manage risk, deal with compliance issues and make payments. Marketplaces connect to our Mass Payouts API and get the whole world. One integration, one partner, one local payment, lots of payment methods around the world. Most of the volume we handle for marketplaces stays within the Payoneer network, with payments going from the marketplace in essentially real time to small businesses around the world that are Payoneer customers using a Payoneer global multi-currency account.

And while the marketplace business is substantial, still has huge momentum and growth potential, our customers have told us they need more. They see opportunities all over the world, and they need help capitalizing on those opportunities. In many cases, they don't have any other financial partner that can really help them. Can you imagine, even here in the U.S., walking into a local bank, even one of the most sophisticated banks here in the U.S., and asking them if they can help you sell into Asia. Now think about how hard that would be for a small business in a developing market somewhere else in the world. That's why our customers keep coming back to us for more, like our B2B accounts payable, accounts receivable platform, which we call B2B.

Every year customers from over 150 countries pay their suppliers in over 190 countries through Payoneer. We enable our customers that are selling to create and send invoices, pay and get paid through a wide range of local and global payment methods at low cost, all geared towards B2B trade. B2B APAR is foundational to B2B trade. It is a big market, representing trillions of dollars a year of annual volume opportunity, and it is a core part of our strategy to make global commerce local. And with B2B APR, we've also proven our ability to drive scale growth from new services on our platform outside of marketplace ecosystem payments and extend our network effects as more buyers bring more sellers and more sellers bring more buyers to Payoneer.

You can see in 2020 our growth accelerated even as we scaled with volume growth of over 140%, as we effectively drove B2B through our sales teams, established partnerships and improved our customer experience through product investments. We have leveraged our global banking infrastructure, customer base, brand, network effects and sales teams around the world to cross-sell B2B to existing customers, and we've also opened up a whole new set of customers for us to serve. We believe B2B APAR will be a material driver of growth for us for years to come.

And our platform really comes to life through our customers. I want to give a couple of case studies to try to make this a little more tangible.

On the left side you'll see that we work with a large, fast-growing e-commerce marketplace based in the U.S. Even from the beginning, we didn't just provide payment services. We supported the collection and management of tax compliance documentation and we provided compliance and onboarding services to ensure they were onboarding small businesses that had been properly verified.

We also regularly grow with and solve problems for our customers. In 2020, we added support for their marketplace in Mexico. And in 2021, we have many opportunities, some of which we are already working on, including working capital collaboration for their small businesses; green channel, where we're helping them identify and onboard small businesses that bring specific types of goods to their platform; as well as risk services and merchant services opportunities.

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And now on the right side, on the other side of our networks, let's look at one of our larger SMB customers based in Hong Kong. They generate over $100 million in annual volume, growing at over 50% annually. They sell on several well-known marketplaces, including Amazon, eBay, and Wish, and also Lazada and Shopee in Southeast Asia. We've supported them for years with global marketplace payments, getting paid by their B2B trading partners using our B2B APAR services, and our global multi-currency account. Through our tax solutions they pay VAT in Europe. In 2020, we expanded our relationship. We provided working capital to enable them to invest in growth and green channel to match them with opportunities to expand to new countries in Europe, like Poland. In 2021, we have multiple new opportunities to upsell, including merchant services for small businesses, which will launch later in 2021, and our new digital purchasing card and paying suppliers, which are capabilities that we've already introduced.

Through these efforts and the overall growth in the market, we have opportunities to continue to grow with our customers at double-digit growth rates well into the future.

And all of this comes together to help explain why we win. We really were built for this, the modern interconnected global digital economy that we're all part of today. Our cumulative advantages are really meaningful. A global brand with presence across over 190 countries. A broad ecosystem of more than 5 million small businesses, marketplaces and partners with powerful network effects. The leading infrastructure and product platform we've built over 15 years. Deep risk management and compliance expertise. All delivering in an extensible and scalable business model, and all of this enables us to compete effectively in a very broad and diffused ecosystem. We're talking about a market with literally estimates of over $100 trillion of activity globally. And today, the primary way B2B payments move around the world are wires and checks, which represent, again, tens of trillions of dollars of payments each year. These are typically provided by banks and these are typically very cumbersome legacy analog ways of doing business.

We believe Payoneer has created a better way for businesses to transact globally. In much the way global digital payment providers are localizing digital consumer payments where their buyers are, we're doing the same for B2B. We also see niche players that focus on either specific countries or specific vertical markets looking to provide services to either enterprises or small businesses, though rarely both.

And I really think of the Payoneer brand as the glue that connects the whole world of Payoneer together. While Payoneer isn't a household name, we actually really have built a meaningful brand that stands for empowerment and connection, and our customers really understand that our goal is to help them grow and succeed. We're actually one of the top 1,000 most trafficked websites in the world, according to Alexa.

I mentioned before, we get over 300,000 applications a month, most of which come to Payoneer either organically to Payoneer.com, or through referrals and partners. We host events all over the world to engage marketplaces, partners, small businesses to connect them together to help create new opportunities and learn and grow. We actually, even during COVID, have hosted multiple events in Asia, with a thousand-plus participants, with a thousand participants in Vietnam at an all day event, we've had recently events in certain places in China where we've had over 8,000 participants there to learn about new opportunities to grow exports. These can be all day events with partners and speakers from all over the world. And again, it's not about selling them some kind of service, it's about how to help them grow business and how to help the entire ecosystem do more.

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All of these powerful brand and network effects translate into low cost of customer acquisition and accelerating new customer growth. We've actually grown our new customer additions by seven times over the past several years.

And our volume cohorts tell a great story as we add layer after layer of new customer cohorts, each one larger the one before. And you can see how even our old cohorts have stability and growth. And our unit economics are very attractive, with annual net volume retention of over 100% and payback period of less than 12 months. The brand and network effects of Payoneer business model deliver tangible financial benefits.

And what's most exciting is that I really believe that we're just getting started, that we're just scratching the surface of the opportunity to support digital commerce all over the world. We have an exciting growth strategy with multiple drivers of growth for the long term.

First, we're going to leverage our strong market momentum and scale. We expect marketplace ecosystems to continue to grow strongly. We think we are still in the early days of marketplace commerce, which is already estimated to be 57% of e-commerce overall. It is global and growing, and we have a strong market position with both marketplaces and marketplace sellers. And our B2B platform accelerated its scale in 2022. We see really exciting opportunities to continue to grow this at a rapid rate for years to come, and it's now big enough that it starts to contribute to the overall growth rate of Payoneer. It has also proven our ability to upsell our customers and drive scale business from new services.

We see big opportunities, the second driver, to expand our ecosystem. As a global platform, we are engaging with a wide range of integrated partners: banks, mobile wallet, SaaS providers and much more. Our Payoneer for banks platform has many compelling opportunities around the world, where, again, this is not a white label offering for banks. We are partnering, enabling banks and mobile wallets to offer Payoneer global multi-currency accounts to their small business customers to make it easier for them to do business around the world. This is something that will create increasing value for our customers, for Payoneer, and also continue to reinforce the network effects in our business.

We're also, third, actively investing in new services. Merchant services, working capital, our new digital purchasing card, commercial card offering, are really big market opportunities. We have meaningful structural advantages with our relationships, our data, our global footprint. These will not be material contributors to growth in the near term. In fact, they're going to consume investment heavily in the near term, but over the medium to long term, we see really large addressable opportunities for each of these areas, and we believe that these are going to be really exciting contributors to accelerating growth and scale contribution from these new services as we upsell existing customers and expand to serve more sets of new customers as well. We're making major investments in product and technology to help support all of this as we're building our capabilities in these areas.

And the fourth driver takes us to our M&A strategy. In 2020, we acquired a company in Germany named Optile to catalyze the launch of our merchant services business. This was a very strategic acquisition for us. We went on a global search for a specific type of company, and Optile was the best target we found and a great cultural fit. We see a lot of opportunities to accelerate our ability to deliver more value to existing and new customers in more places more quickly by expanding our M&A efforts going forward. We hired a new chief strategy officer in 2020, who's going to lead this effort for us. And we see almost unlimited opportunities to expand our capabilities in e-commerce enablement, B2B payments, deepen our presence in emerging markets, working capital, global merchant services, to name just a few of the areas that we think are really attractive for us to look at.

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I think you can tell we're very excited about our future. We really believe we're uniquely positioned to accelerate the growth of digital commerce all over the world for years to come and deliver compelling financial results.

As you can see, the strong track record of all of these secular tailwinds and these exciting aspects to our business have given us a strong track record of delivering volume and revenue growth, and we're expecting continued momentum in tailwinds which drive our expectations for sustained revenue growth of 25% for 2021 and 2022.

And our first quarter got us off to a very strong start to the year for 2021. Volumes increased 61%. We're actually up 67%, if we adjust out to travel marketplaces, given COVID's effect on travel. Our adjusted revenue growth was 46%, as our take rate actually increased sequentially from 68 basis points in Q4 to 75 basis points in Q1. Transaction costs declined substantially, down to 20% of revenues from 30% of revenues. Even if we adjust out for some one-time items, we would have been at 24%, which is still a very meaningful improvement. All of which led to Adjusted EBITDA of $7.8 million, not surprisingly well ahead of our plans, given the top line and the cost feed.

Our strong first quarter performance gives us increasing confidence in our ability to exceed our full year revenue and profitability targets.

As I think you can tell, I'm very excited about our business. We've built a leading global network that really has become indispensible to how the digital world does business. We have a massive addressable market with strong tailwinds from the continued growth of digital commerce and cross-border B2B. We have a robust global platform, brand, product suite and network effects that creates sustainable competitive advantage. We have compelling unit economics and a strong business model with a multipronged growth strategy that builds on our accelerating momentum to deliver growth for many years to come, and it's all led by a proven team that's been together for a long time, with a demonstrated ability to drive growth, manage risk and deliver shareholder value.

Thank you very much.

Mayank Tandon

Great. Scott, thank you so much. That was a very detailed presentation. I think it gives people a good perspective that you're positioned at the heart of some very powerful secular trends here.

Maybe I could just start with the high level. You have a multifaceted product portfolio. You've had very strong momentum through the pandemic. If you could just walk us through what was the impact of the pandemic early on, how the trends have shaped up since then, and what do you see going forward, especially if the economy starts to open up, cross-border travel picks up, what are the implications for Payoneer?

Scott Galit

Yes, sure. Great question.

What's been so interesting for us, I mean, COVID started in January of 2020 as we started to see impact to supply chains coming out of China and other parts of Asia that got impacted a bit earlier. On the negative side, we actually as a result made some pretty significant changes last year to our working capital business. We've got these amazing machine learning algorithms, but in a time of such disruption, it actually creates so many more uncertainties around how the past predicts the future.

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So, that was one effect. You just touched on travel. Also is an important part of our business. Up until the first quarter of last year, certainly had been a nice tailwind. Not surprisingly, after that, it's had a very different effect on our business, and that's why we've provided the actuals and also some adjusted numbers adjusting out for travel to give folks a sense of just how some of that has created some noise in our numbers.

But what we saw, actually, as we went through last year was this acceleration of pretty much everything digital. This was really a global phenomenon and a global trend. Whether it was services, goods, content platforms, anything that you might do that you could do in a digital realm, didn't matter whether you were a corner deli or a large global platform that brings together large numbers of consumers from all over the world, all of a sudden everything had some digital component to it.

So we've really seen this acceleration of engagement and participation in the digital economy, and Payoneer has really been kind of synonymous with the digital world, and we've been an on-ramp for so many small business owners to the digital economy; and for lots of large businesses, we've seen them accelerate their own digital and global strategies. So we're just seeing a lot of opportunity.

That's actually part of why we decided to move to the public markets now is because we just all of a sudden saw the uncertainty from early in the year starting to clarify by the middle of the year last year, which then turned into what we thought was just this really powerful secular tailwind that we believe will continue to transform commerce for years to come, and we're just so well positioned that we wanted to arm ourselves with more resources to take that into the future.

Mayank Tandon

Scott, can you share how much of your TPD today is driven by cross-border travel?

Scott Galit

Yes. It would be—I mean, cross-border travel would be low single-digits and total travel would be low to mid single-digits. What we've seen is that was a bit of a headwind, but also other things have grown quite quickly as other parts of digital commerce have accelerated. So, the combination of those two certainly has worked together to bring that to a kind of a low single-digit number.

Mayank Tandon

Right. Makes sense. Scott, can we talk a little bit about competition? Again, you have a really diverse product portfolio, and you've mentioned that you'll be layering in additional products and services over time, both organically and through M&A. But how should we think of Payoneer versus the key competitors in the market? If you could talk about your positioning relative to them. What really differentiates Payoneer, enables it to win in this very dynamic market?

Scott Galit

Yes. First, I would say the number one thing we compete against really is kind of the wires and checks or other ways that businesses are making and receiving payments. In many ways we're also competing against the legacy ways that a business used to build a global business. Meaning it used to be that, “all right, I’m a business in one country, and I'm going to go sell and hire people and do business in other countries, so I'm going to go open a bank account in those other countries and go manage my business that way”, which led to dealing with lots of bank accounts, not stitched together, no way to actually really manage it in a seamless, integrated way. And now all you've got to do is work with Payoneer.

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One relationship with Payoneer. We basically give you the equivalent of, for the purposes of receiving and making payments, local bank accounts around the world, local currencies around the world, the ability to be local where your customers are, making the buying experience local for the buyers and giving you the ability to actually manage your business remotely, which is essentially a big part of what's driven the acceleration of cross-border commerce in a digital world.

From a competition perspective, there's no one who's just like us. I mean, there's tons and tons—I mean, this is a gigantic industry. Lots and lots and lots of participants. So just to give you a few illustrations of a couple of different slices. I mentioned that we work with marketplace ecosystems on both sides, marketplaces and marketplace sellers. Again, there's really no one else who's just like us in that regard. But if you go look at marketplaces, you'll find some of the providers of e-commerce payment processing services, so companies like an Odeon, a Stripe, a Braintree is part of PayPal, that are looking to not just provide the ability for those marketplaces to get paid, but also to make payments.

Something I didn't really clarify earlier. The vast majority of our revenues don't come from marketplaces. They actually come from small and medium sized businesses that are choosing Payoneer as their global financial provider. So, again, these are things where it's really apples and oranges what they're offering to a marketplace and what we're offering to a marketplace, and in general it hasn't really been particularly competitive.

On the small business side, there really isn't anybody who's just like us, but we certainly will see some overlap. You all will see a company like Wise (phon) come out a little bit later this year. They don't compete against most of what we do. You won't see them at a marketplace pitching, “We just announced a partnership with eBay.” I don't think it would have even been on either one of their radar screens to try to even talk to each other. It's not a service that they provide. But in increasing portions of our business and their business, as we work on this B2B part of our business, where buyers and sellers can transact and trade with each other outside of marketplaces, that's something that might very well happen where we'll compete with them in some places around the world. In a market like China, there's some specialists out there that are offering services as well.

There are a variety of different companies of all sizes, all parts of the world that in some way shape or form are part of global payments. It's like a $100 trillion universe of money that moves around the world. So, we're a very small fleck in a very big ocean of activity, but we're excited about how we're positioned.

Mayank Tandon

Right. It's a dynamic market, but it can be confusing for folks.

Scott Galit

Absolutely.

Mayank Tandon

Thanks for clarifying. Scott, I would imagine one of the gaiting factors to growth, and correct me if I'm wrong, could be issues around regulation, compliance, risk management. Could you speak to those factors if they are indeed gaiting factors to growth? And if there are other factors we should be keeping in mind, I'd love to hear your thoughts on that too.

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Scott Galit

Yes. I wouldn't as much say they're gaiting factors to growth, but they take time and effort and investment, and it's not a one-time phenomenon. I mean, I think you can see if you're looking at what's happening in Europe now with big digital businesses around areas around taxation and data privacy, we really think in general we're at the very early days of the evolution of digital commerce and what that means for the way businesses operate around the world. As a result, we continue to see regulators trying to figure out how to actually have control but allow commerce to happen, and we see that continuing to evolve.

We're very fortunate to be very global, to have customers around the world, to already have so much engagement, credibility, a smart set of people who already are quite experienced at doing this, but it takes constant investment. Compliance requirements keep going up. You look at what happened in Europe with PSD2, with the fifth money laundering directive, again, the obligations and expectation of knowing your customer in a digital world, reducing fraud. COVID brought tons of new vectors of fraud into the world. It's been very, very challenging for almost anybody that's involved in digital payments to actually deal with.

These are things that really require sophistication, expertise, scale, and these are things that again we're quite fortunate to be where we are.

The reason they impact growth is because we have to continually invest in these areas, where in other industries you might just invest in the next cool consumer web feature, and we actually have to constantly reinvest in these parts of our business, but it's also part of what becomes barriers to entry as well and really part of what keeps the winners from everybody else.

Mayank Tandon

Right. That's helpful. I know we only have a few minutes left. Scott, I would go back to the underpinnings of the growth that you mentioned. Should we think of that as really being driving more transactions through your platform, layering in new markets, adding more products? Is that sort of the driver of the organic growth? And then on top of that, you'll be selective in terms of M&A. Is that the right way to think about it?

Scott Galit

Yes. With the exception of—there aren't that many new markets to go after. So for us, it's about kind of amplifying our presence in markets, accelerating our sales and marketing investments. But for us, absolutely, we think we're very early days still with marketplace ecosystems. We're seeing more and more new types of platforms looking to bring together buyers and sellers.

Amazon has done a wonderful job of showing the world that being a marketplace is really a great value proposition and also that advertising and commerce when they're closely connected together actually have a lot of value. So you see this convergence of advertising business models and commerce business models all over the world. Asia: there's a tremendous acceleration of digital activity all over Asia. So much opportunity.

We’re amplifying our investments in sales and infrastructure there. New services for us are really important as we add more value to help our customers manage their businesses, but also we opened up new sets of customer opportunities with each of those services. So merchant services, I mean, we're winning deals with companies that they're not marketplaces. They're just digital businesses that have complexity, that we have amazing technology that we can help them solve the challenges that they have to make them better digital businesses.

We’ve got so many new things like that. And M&A is going to enable us to do more of that for more of these businesses around the world that just don't have the tools that they need to really achieve their potential and maximize their success.

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Mayank Tandon

Right. I'll squeeze one final question.

Scott Galit

Yes, please.

Mayank Tandon

Can you talk about that eBay partnership, how do you expect that to ramp, expected contribution going forward, and should we expect more of these types of partnerships with other marketplaces in the future?

Scott Galit

Yes. Thanks for asking. I mean, we're really excited about this. Obviously, it's a terrific company, and we're really proud to work with them. We win lots of deals that we don't announce. This one, while it isn't kind of technically material from a financial reporting perspective, is significant enough in terms of the investment and the opportunity that we wanted to announce it. We are really working closely. eBay has talked publicly about their initiative to manage payments on their marketplace. So we're really working hand in hand with them as they roll that out. It's very strategic for them, really reinforcing that Payoneer is uniquely positioned to be a global partner for large, complex businesses, with large complex global sets of needs. Similarly on the small business side, we're excited.

This will be a contributor to growth looking forward. We just started to ramp this in Q2. It'll actually do more ramping as we go through the year looking forward, but it'll actually start to make some contribution in the second quarter.

Mayank Tandon

Got it. I think we're out of time, but really appreciate you taking the time to present; and looking forward to seeing you as a public company soon.

Scott Galit

Me too. Thanks. Really great to talk with you. So thanks so much. Really a pleasure to be here.

Mayank Tandon

Thank you.

Scott Galit

Thank you.

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Important Information and Where to Find It

In connection with the definitive agreement and plan of reorganization (the “Reorganization”) between Payoneer Inc. (“Payoneer”) and FTAC Olympus Acquisition Corp. (“FTOC”), New Starship Parent Inc. (“New Starship”) filed with the Securities and Exchange Commission (the “SEC”) a preliminary proxy statement / prospectus on February 16, 2021 (as amended) and will mail a definitive proxy statement / prospectus and other relevant documentation to FTOC stockholders. This document does not contain all the information that should be considered concerning the proposed Reorganization. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Reorganization. FTOC stockholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, when available, and the definitive proxy statement / prospectus in connection with the solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed Reorganization because these materials will contain important information about Payoneer, FTOC and the proposed transactions. The definitive proxy statement / prospectus will be mailed to FTOC stockholders as of a record date to be established for voting on the proposed Reorganization when it becomes available. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once it is available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: FTAC Olympus Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

Participants in the Solicitation

Payoneer and FTOC, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in these materials under the rules of the SEC. Information about the directors and executive officers of FTOC is set forth in FTOC’s Prospectus dated August 25, 2020 filed with the SEC on August 26, 2020. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their interests are set forth in the proxy statement/ prospectus filed with the SEC on February 16, 2021 (as amended). These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

These materials are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FTOC or Payoneer, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.